EXHIBIT 99.1

CAUTIONARY STATEMENTS AND RISK FACTORS

General

From time to time, Scientific-Atlanta may publish, verbally or in written form, forward-looking statements relating to such matters as anticipated financial or operational performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. These Cautionary Statements are being made pursuant to the provisions of the Private Securities Litigation Reform Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.

This Form 10-Q (or any other periodic reporting documents required by the Exchange Act) may contain forward-looking statements reflecting our current views concerning potential future events or developments. The words “may,” “will,” “should,” “could,” “continue,” “future,” “potential,” “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “estimate,” “predict” and similar expressions identify forward-looking statements. We caution investors that any forward-looking statements made by us are not guarantees of future performance and that a variety of factors, including those discussed below, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. We describe in more detail below the risks and uncertainties which may affect the operations, performance, development and results of our business. We caution readers not to place undue reliance on any such forward-looking statement, which speak only as of the date the statement was made.

Dependence on Principal Product Line. Sales of Explorer digital set-tops accounted for 63 percent, 62 percent and 56 percent of total sales in fiscal years 2005, 2004, and 2003, respectively. There were no other product group sales which accounted for more than 10 percent of total sales in fiscal years 2005, 2004 and 2003. During fiscal year 2005, we shipped a total of 4.2 million Explorer digital set-tops, and during the first quarter of fiscal year 2006, we shipped 1.1 million set-tops. At September 30, 2005, backlog contained orders with more than 1 million Explorer digital set-tops in backlog, including 453,000 set-tops with digital video recorders (DVR). We expect that sales of our Explorer set-tops will continue to account for a significant portion of our revenues for the foreseeable future. As a result, our financial performance will continue to depend in significant part on:

•	whether there will be continued market acceptance of the Explorer digital set-top, including high-end set-tops with DVR and/or high-definition television capabilities,

•	the development and timing of the introduction of hardware features and/or software applications for the Explorer network, including high definition cable set-tops designed for international markets and set-tops that support MPEG-4 technology,

•	the average selling price for Explorer digital set-tops,

•	the gross margins on our digital set-top products, and

•	our ability to continue to design cost-reduced Explorer set-tops.

Our sales are affected by the average selling prices for Explorer digital set-tops. The Explorer 8000™ digital set-tops (which contain integrated hard drives and a single user interface for digital video recording capabilities) and high-definition television set-tops currently sell for significantly higher average selling prices than the average sales prices for our earlier generation set-top models. The selling prices of digital set-top models declined on average by approximately 7 percent during first quarter of fiscal year 2006 as compared to first quarter of fiscal year 2005. We are currently designing and introducing high-end Explorer set-tops with new features. However, there can be no assurance that a high-end Explorer set-top with new features will sell for a significantly higher price than our earlier generation set-top models, and there is no assurance that we will be able to continue to introduce new features to the Explorer digital set-top that the market would accept at a significantly higher price.

Although (1) the price of individual models of digital set-tops may decline in the future and (2) the selling prices of our digital set-top models may decline on average, the combined average selling prices of digital set-tops in any one quarter will vary based on the mix of models sold during the period. For example, as a result of the shift to a higher mix of Explorer 8000 and high-definition set-tops during fiscal year 2005, the combined average selling prices of all digital set-tops shipped increased by more than 6 percent over fiscal year 2004, which also contributed to the increase in subscriber product sales. As a result, the mix of models of Explorer set-tops sold during a fiscal period, which we cannot predict, can affect our sales for that fiscal period.

Our results of operations are affected by the gross margins on Explorer digital set-tops. Gross margins on newly introduced products are typically lower than the average margins for our products. We continue to attempt to improve gross margins

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on our digital set-top products through cost reductions from product design, procurement and manufacturing. Currently, margins on set-tops with DVR functionality approximate the average margin of our other digital set-tops. However, the introduction of new features with respect to the Explorer digital set-top may affect our ability to improve gross margins on these digital set-top models in the future. As a result, the mix of models of Explorer set-tops sold during the quarter, which we cannot predict, can affect our results of operations for that quarter.

Our sales and results of operations for a fiscal period may also be affected by our product mix generally. For example, the year-to-year increase in sales of subscriber products during fiscal year 2005 was partly due to higher sales of cable modems, which have a lower gross margin than the company average margin. Sales of cable modems totaled 2.4 million units, an increase from 1.3 millions units shipped the previous year. The mix of business, such as third party product sales or higher content of service in contracts, might also affect our results of operations.

Dependence on Key Customers. Although the domestic cable television industry is comprised of thousands of cable systems, a small number of MSOs own a large portion of the cable television systems and account for a significant portion of the capital expenditures made by cable television system operators. Historically, a significant majority of our sales have been to relatively few customers, who have served North American markets. A failure to maintain our relationships with customers that make significant purchases of our products and services could harm our business and results of operations. A decline in revenue from one of our key customers or the loss of a key customer could have a material adverse effect on our business and results of operations.

Customers that accounted for 10 percent or more of our total sales in fiscal years 2005, 2004, or 2003 were as follows:

	2005	2004	2003
Time Warner Inc.	21%	19%	21%
Cablevision Systems	13%	15%	19%
Comcast Corporation	8%	11%	11%
All other customers	58%	55%	49%

Total	100%	100%	100%

The fiscal year 2003 percentage for Time Warner in the above table has been adjusted to reflect the deconsolidation by Time Warner of a partnership in a cable television operator. Accounts receivable at July 1, 2005 included $38.2 million from customers who accounted for 10 percent or more of our total sales in fiscal year 2005. International sales were 23 percent of total sales in fiscal year 2005 as compared to 20 percent and 22 percent of such sales in fiscal years 2004 and 2003, respectively.

Uncertainties Related to Customers. We believe that the competition between cable companies, telephone companies (telcos) and others are creating opportunities for new services as the convergence of computing, communications and entertainment technologies continues in the markets our customers operate in. In recent years, some telcos have announced major video distribution initiatives. Although the emergence of advanced digital video offerings by worldwide telcos creates a significant additional market opportunity for our products and services, there can be no assurance that the companies that have announced major video distribution initiatives will implement a successful video strategy or complete these projects. In addition, our products are a part of these complex systems, and the implementation of the telco video distribution initiatives is dependent on the technologies of multiple third parties, over which we have no control. As a result, there also can be no assurance that the telcos will implement their video distribution initiatives within the schedules as originally announced, which could affect the timing of our sales to those customers.

There has been a trend toward consolidation in the North American cable television industry. Comcast completed its combination with AT&T Broadband during November 2002. In April 2005, Time Warner and Comcast reached an agreement to acquire certain assets of Adelphia. We believe that the restructuring of the cable television industry, including industry consolidation and possibly spin offs by large MSOs of their cable operations, may continue as companies attempt to operate in an evolving industry. Industry restructuring may result in a delay in capital spending by our customers and could adversely affect our sales and results of operations.

We have also made significant sales to customers outside the United States. International sales were 23 percent of total sales in fiscal year 2005 as compared to 20 percent and 22 percent of such sales in fiscal years 2004 and 2003, respectively. As a result, our future sales and results of operations could be affected by our ability to develop products acceptable to our international customers. These future sales and results of operations could be adversely affected by a variety of political, economic and other factors in various geographic regions, including foreign currency fluctuations, changes in a specific country’s or region’s political conditions or changes, weakness in economic conditions, trade protection measures and other global trade policies, our ability to satisfactorily comply with cross border controls, customs and other import and export legal requirements, and changes in other regulatory requirements.

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Rapid Changes in Technology and New Product Introductions. The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. We conduct an active research and development program to develop new products and systems and to add significant new features to existing products and systems. In fiscal years 2005, 2004 and 2003, our research and development expenses were $163,543,000, $149,233,000 and $146,596,000, respectively. Expenditures in the last three fiscal years were principally for the development and integration of features, products and systems for our interactive broadband networks, including software and hardware development and integration related to our digital set-top and digital network products, and optoelectronic products, Internet Protocol (IP)-based transport systems, PowerVu® products and BarcoNet products.

Our future operating results may be adversely affected if we are unable to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability on a timely basis. The process of developing our new, high technology products is inherently complex and uncertain. In addition, our products are becoming increasingly complex at the device and system level due to rapid advances in technology. The success of our existing and future products is dependent on several factors, including proper product definition, acceptable product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. If our products are not updated to incorporate in a timely manner the latest technology to service providers, our products may become noncompetitive with respect to price and/or features, and our sales and results of operations may be adversely affected. These technologies may include:

•	frequent silicon chip innovations,

•	MPEG-4 and other advanced digital video encoding technology requirements,

•	disk drive improvements,

•	DVD drive capabilities,

•	bandwidth enhancements and efficiency developments,

•	IPTV capabilities and solutions,

•	switched digital capabilities,

•	Next Generation Network Architecture specifications,

•	changes for our international customers,

•	rapid technology advancement in the fiber optics transport industry, and

•	other software enhancements, features and capabilities.

We have in the past experienced delays in product development and introduction, and there can be no assurance that we will not experience further delays in connection with our current product development or future development activities. Delays in development, testing, manufacture and/or deployment of new products, including but not limited to media center products, international set-tops, IP set-tops, video multiplexing and digital video encoding, could adversely affect our sales and results of operations. In addition, there can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner and achieve market acceptance of our products, or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

Uncertainties Related to Our Markets. There are currently two fundamental changes in the way end-user consumers watch television. Those two changes are the shift from analog television to high-definition television, and the shift from broadcast programming to on-demand programming. Our success is dependent upon the acceptance of (1) network-based services, such as digital cable, high-definition television services, video-on-demand, voice over IP and/or IP television; and (2) device-based features, such as digital video recorders, by end-user consumers, and purchases by our customers of our products and services to satisfy such consumer demand. High-definition television and digital video recording (DVR) continue to be the trends that drive our subscriber business. During fiscal year 2005, 1.9 million Explorer 8000 set-tops were shipped, including 906 thousand Explorer 8000 high-definition set-tops. In addition, during fiscal year 2005, we shipped a total of 529 thousand non-DVR high-definition set-tops. In

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addition, we are in the process of developing our MCP-100™ media center, which adds a DVD player and recorder to our DVR features. Our sales and results of operations could be materially adversely affected by the failure of these services or our products to:

•	help our customers effectively compete against other service providers, such as direct broadcast satellite (DBS) service providers, wireless television providers and providers of substitute DSL products;

•	appeal to enough end-user consumers;

•	be available at prices consumers are willing to pay;

•	function as expected; or

•	be delivered in a timely fashion by our cable operator customers to consumers.

The sale of these products and services is an evolving business, and therefore there are many characteristics of this business that we cannot predict. These characteristics include:

•	the extent to which demand for our products and services will be variable,

•	sensitivity to the economy,

•	consumer demand for various types of interactive applications,

•	the proper pricing levels and models for various applications,

•	the level of penetration of digital services into the subscriber base,

•	the number of digital set-tops per household,

•	the consumer churn rate to be expected,

•	the extent to which digital cable interactive services will successfully compete against DBS service providers and telco video service providers,

•	rapid changes in technology that create opportunities for us to innovate and for our customers to provide new services to customers, and

•	international demand for the products and services.

Sales and Implementation Cycles for Our Solutions can be Lengthy. Our products are part of complex systems, and the sales cycles for these products can be lengthy. The sales and implementation process may involve a significant technical evaluation and commitment of capital and other resources by our customers. The sale and implementation of our products may be subject to delays due to our customers’ internal procedures for approving large capital expenditures and deploying new technologies. At times, our customers will require testing of our products by their test laboratories prior to acceptance of our products. In addition, as we introduce an increasing number of new products, in part due to rapidly changing technology, the testing resources of our customers may be constrained, and this may impact the timing of the acceptance of our products by our customers.

One of our set-top products has been deployed by some customers in Japan; however, we have not completed the acceptance process with one customer. Scientific-Atlanta is working with this Japanese customer on a plan to meet its product requirements. However, we are unable to control many factors that will influence whether our products will meet its product requirements, and these factors may have a material adverse effect on our business and results of operations. If we are unable to meet its product requirements, we may incur additional costs to rework these set-tops in order to sell them to other customers and/or incur charges to reduce the carrying value of the set-tops to net realizable value.

Ability to Broaden Our Customer Base for Our Technology. Our future financial performance will depend in significant part on our ability to broaden our customer base. Advances in technology and our innovative solutions are allowing us to address opportunities to broaden our customer base for our products. We have launched our “overlay” technology in a number of Time Warner systems. As we broaden our customer base and introduce new hardware features and/or software applications for the Explorer network, we may incur additional research and development and other expenses that are not incurred in the same period as the revenue they may ultimately generate. These expenses could adversely affect our financial condition and results of operations.

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Reliance on Suppliers. Our growth and ability to meet customer demands depend in part on the following factors, which may affect the operations, performance, development and results of our business:

•	our ability to obtain timely deliveries of parts from our suppliers;

•	the pricing and availability of equipment, materials and inventories;

•	performance issues with key suppliers and subcontractors; and

•	financial condition of suppliers.

From time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages may have a material effect on our operations. Certain of the components contained in our products are custom components, such as semiconductor products and lasers that can be supplied only by a sole vendor that may concentrate the manufacture of such component in only one location. A reduction, delay or interruption in supply or a significant change in price of one or more of these components could adversely affect our business, operating results and financial condition. In addition, improvements in our results of operations are, in part, dependent on our ability to maximize material costs savings in order to outpace our product price reductions, including the price of our set-tops.

Suppliers that are significant to our business include vendors that provide us with parts that are critical to delivery of our principal products and vendors who provide us with material amounts of supplies. Significant suppliers include the following:

•	STMicroelectronics, Intel Corporation, Advanced Micro Devices, Analog Devices, Inc., Broadcom Corporation and Texas Instruments Inc. are our primary suppliers of a variety of semiconductor products (including ASICs), which are used as components in an array of products, including set-tops;

•	Microtune is our primary supplier of silicon tuners for our subscriber products;

•	Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution and subscriber products;

•	Infineon Technologies North America Corporation is the sole provider of the QPSK receiver device for certain of our Explorer models;

•	Optium Corporation and Emcore Corporation are our primary suppliers of optical transmitters;

•	Microcast, Inc. and Shanghai Skyrock Industry are our primary suppliers of die-castings for our RF distribution products;

•	Philips Semiconductors B.V. and Freescale Semiconductor, Inc. are our primary providers of cable television hybrids for use in our RF distribution products;

•	Askey Corporation and ASUSTek Computer, Inc. are our suppliers of cable modem products, including voice modems;

•	Maxtor Corporation and Western Digital Corporation are our providers of hard drives;

•	Matsushita Electronics Components Corporation of America and its affiliates are our primary suppliers of “canned” tuners and RF modulators for subscriber products; and

•	Cablevision Electronics Co., Ltd. and Zinwell Corporation are our primary suppliers of taps.

Concentration of Manufacturing. Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. Currently approximately 95 percent of our in-house manufacturing is being performed in our Juarez facility. At full operation, the Juarez factory has the capability to run three shifts during the week and additional weekend shifts, if needed. During fiscal year 2005, we ran a third shift and weekend shifts on certain products to satisfy product demand and to meet production schedules. Due to our concentration of manufacturing in Juarez, we have considered appropriate business continuity and disaster recovery plans. However, we are unable to fully predict the impact on our results of operations, which may be materially adverse, of any type of disaster at this facility. A disruption of production at our Juarez facility could cause delays in product delivery, which could materially adversely affect our business and results of operations.

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We manufacture nearly all of our Explorer set-top boxes at the Juarez facility, and as we shift our product mix to higher end set-tops, such as the digital video recorders and high-definition television models, vertically integrate components and use finer-pitch placement technologies, we have upgraded and may continue to upgrade equipment at this facility. Additionally, as this mix shift occurs our overall capacity has been and may continue to be impacted. For example, as of July 1, 2005, using the current mix of products and current manufacturing configuration during the fourth quarter of fiscal year 2005, the Juarez facility capacity was approximately 1.2 million Explorer set-top units per quarter. We are currently expanding Explorer capacity and continuing to improve manufacturing efficiencies. With these changes, we could increase this capacity by approximately 10 percent. We are unable to predict our set-top product mix and our ability to increase capacity in both amount of the increase and timing of the increase. Additionally, improvements in our results of operations are, in part, dependent on our ability to minimize conversion costs in order to outpace the price reductions of our products.

International. The economic and other conditions in various geographic regions have impacted and are expected to continue to impact our sales and results of operations as follows:

•	We have made significant sales to customers outside the United States. International sales were 23 percent of total sales in fiscal year 2005 as compared to 20 percent and 22 percent of such sales in fiscal years 2004 and 2003, respectively.

•	We have and will continue to have significant international operations. Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. We now perform approximately 95 percent of our in-house manufacturing in our Juarez, Mexico facility. Additionally, our business and results of operations may be affected by foreign currency fluctuations in the Euro and the Peso.

•	A majority of the parts and products that we obtain from outside suppliers are obtained from suppliers in the Asia-Pacific region.

As a result, our future sales and results of operations could be adversely affected by a variety of political, economic and other factors in various geographic regions, including foreign currency fluctuations, changes in a specific country’s or region’s political conditions or changes or continued weakness in economic conditions, trade protection measures, import or export licensing requirements or policies, global trade policies, the overlap of different tax structures, unexpected changes in regulatory requirements, health epidemics and earthquakes. In addition, our business and results of operations could be affected by our ability to satisfactorily comply with cross border controls, customs and other import and export legal requirements.

Intellectual Property. We generally rely upon patent, copyright, trademark and trade secret laws to establish and maintain our proprietary rights in our technology and products. However, there can be no assurance that any of our proprietary rights will provide significant competitive advantage or will not be challenged, invalidated or circumvented. Other companies are filing and have filed patents with respect to digital video technology, including DVR technology, and these third parties may claim that the technology in our set-top boxes infringes their intellectual property rights. We diligently review the technology in our products to minimize exposure due to intellectual property infringement, but there can be no assurance that third parties will not claim that we have infringed their intellectual property. Third parties have claimed, and may claim in the future, that we have infringed their existing or future, intellectual property rights. Regardless of merit, any claims could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition, and results of operations. There can be no assurance that any required royalty or licensing agreements would be available, or available on terms acceptable to us. Additionally, there can be no assurance that we will prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. In the event an intellectual property claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition, and results of operations could be seriously harmed. Even if we prevailed in litigation, the expense of litigation could be significant and could seriously harm our business, financial condition, and results of operations.

Bookings Tend to be Highly Variable. Bookings are orders received by Scientific-Atlanta that are eligible for inclusion in backlog. In general, Scientific-Atlanta’s policy is to place in its backlog firm orders for product scheduled for shipment within six months from the end of the reported quarter. Our bookings and sales, and consequently backlog, are affected by uncertainties relating to plans and commitments of our major customers, and changes in order patterns of our major customers. Bookings from our major customers generally tend to be highly variable within a quarter, and they often vary considerably from one quarter to the next. Historically, many of our major customers establish their budgets on a calendar year basis and until they set those budgets they tend to hold orders. As a result, we believe that short-term measurements of new order activity are often less useful than longer-term measurements that span several quarters. Also, a significant decline in backlog may adversely affect our sales and results of operations. In addition, although we have established controls for a highly variable business environment, due to the reasons described above, we are unable to predict with any certainty the timing of bookings or sales or the level of backlog.

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Dependence on the General Business and Economic Condition of the Cable Television Industry and Cable Television Capital Spending. The majority of our revenues come from sales of systems and equipment to the cable television industry. Demand for these products depends primarily on capital spending by cable television system operators for constructing, rebuilding or upgrading their systems and/or providing new subscriber services. There can be no assurance that cable television capital spending will increase from current levels, that existing levels of cable television capital spending will be maintained, or that cable operators will allocate their limited capital spending to uses that are of the greatest benefit to Scientific-Atlanta. The amount of capital spending in the cable television industry, and, therefore, our sales and profitability, have been, and in the future may be, affected by a variety of factors, including:

•	the financial condition of domestic and international cable television system operators and distributors, and their access to financing, which may be adversely affected by increases in interest rates,

•	declines in capital spending by our customers if credit markets tighten and customer credit ratings are lowered,

•	delays in capital spending due to cable system consolidation or restructuring of the cable television industry,

•	technological developments that impact the deployment of equipment, and

•	new legislation and regulations, or regulatory uncertainties, affecting the equipment used by cable television system operators and their customers, such as uncertainties related to government regulation of basic cable or equipment rates or other terms of “digital must-carry,” “forced access,” “plug and play,” common carrier and other requirements of the FCC and other regulatory bodies.

In addition, the amount of capital spending in the cable television industry and our financial performance may be affected by the ability of cable television system operators to compete against telephone companies offering video programming, direct broadcast satellite service providers offering digital video recorder capabilities, wireless television providers and providers of high-speed data transmission. Telephone companies may have significantly greater resources, financial and otherwise, than cable television system operators.

Dependence on Financial Stability of Customers and Distributors. Several of our customers, distributors and potential customers have encountered significant financial difficulties that have affected their ability to pay for product that has shipped, take delivery of orders they have previously placed or raise additional capital to fund the purchase of equipment and services. Certain of our MSO customers also have had significant amounts of debt. Customers with significant debt levels may have difficulty obtaining financing to fund planned capital expenditures. The difficulty of our customers to obtain such financing could have an adverse effect on our sales to these customers, which sales we are not able to predict. In addition, MSOs had been measured historically by the investment community on earnings before interest, taxes, depreciation and amortization (EBITDA). More recently, we believe the focus has shifted toward the point at which the MSOs will produce positive free cash flow, which is generally defined as EBITDA reduced by capital expenditures, interest and dividends. MSOs may reduce their capital spending and existing debt to improve free cash flow. Declines in capital spending by our customers may adversely affect our sales, which sales we are not able to predict.

Competition. As our market has expanded to include new elements of worldwide entertainment, information and communications opportunities, we are faced with increased competition within those markets. Accordingly, our products compete with those of a substantial number of companies worldwide.

Our digital set-tops, data and voice modems, digital headends, and related software products compete with products from a number of companies. These include:

•	Companies that develop and sell substitute products that are distributed by direct broadcast satellite (DBS) and telephone companies through a variety of channels, including retail channels. These products may be subsidized by DBS or telephone companies, and they may be sold together with services that are not available from our customers. Although these products are not directly competitive with respect to sales of our products to our customers, these substitute products are competitive with our customers’ video services and products, and affect the end-user consumer demand for our products.

•	Companies that develop and sell products entirely of their own design and companies that license technology from us. It is possible that some of these directly competitive products could be sold through retail channels, and thus we may be subject to competition from a variety of companies with retail brands that are more familiar to consumers than ours. These competitors may include companies in the personal computer and consumer electronics industries.

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Our data and voice modem products compete with products from a large number of companies. Additionally, because our cable MSO customers face competition from system operators offering data services via Digital Subscriber Lines (DSL) and voice services via traditional twisted-pair copper telephony, companies manufacturing those products indirectly compete with us.

Our products that are used by operators to process and transmit entertainment, information, and communications over their networks compete with products from a number of companies. These products increasingly conform to standards widely adopted in the information technology and telecommunications industries and, as a result, new competitors may enter the markets for these products.

Other companies may have developed an alternative method of providing conditional access on cable networks that proposes to encrypt only a portion of digital video stream. If this alternative conditional access method proves to be technologically and commercially feasible, it may be adopted by our customers. Additionally, one of our customers has secured the right to directly license conditional access technology to other companies that may offer products which compete with ours.

In addition, certain regulatory issues may affect the competitive environment. These issues include:

•	The FCC has mandated that digital tuners be incorporated into all television sets greater than 13 inches and all television receiving equipment such as VCRs and DVD players by July 1, 2007. Digital tuners were mandated for 50 percent of a manufacturer’s televisions greater than 36 inches starting July 1, 2004, and 100 percent of televisions greater than 36 inches starting July 1, 2005. Fifty percent of a manufacturer’s televisions between 24 and 35 inches must include digital tuners starting July 1, 2005, with 100 percent including such tuners effective March 1, 2006. Thus, televisions manufacturers are already integrating into their products some of the technology that also is available in our set-top products, and will be integrating such technology into most of their products by July 1, 2007

•	On October 9, 2003, the FCC released rules for digital “plug and play” cable compatibility. The new rules generally follow, with some modification, the technical, labeling and encoding rules originally set forth in a December 19, 2002 Memorandum of Understanding (MOU) between various cable television and consumer electronics companies. The MOU contained both voluntary and inter-industry agreements and a package of regulatory proposals. The rules permit consumer electronics companies to manufacture television sets or other consumer electronics products with “plug and play” functionality for one-way digital cable services, including typical cable programming as well as premium services. Consumers with such television sets will need to obtain a security card also known as a CableCARD to be inserted in the television set in order to receive such cable services. In accordance with the FCC rules, we made available CableCARDs compatible with our Explorer set-top products and our PowerKey® encryption and conditional access system before July 1, 2004.

•	Related to the FCC “plug and play” rules, companies in a variety of businesses, including cable television, direct broadcast satellite, television and movie production, consumer electronics, retail, software products, and communications technology products, have held a series of meetings with the objective of establishing a standard for a two-way CableCARD. Such a device would enable consumers with compatible television sets or other consumer electronics products to receive services requiring two-way communications, such as video-on-demand, subscription video-on-demand, and free on-demand services without a set-top. Consumers with such television sets would need to obtain a two-way CableCARD to be inserted in the television set or other consumer electronics equipment in order to receive such cable services. At this time, the FCC has not established a completion date for this effort, though it has mandated that various cable companies file reports with the FCC commencing August 1, 2005 and every ninety days thereafter, detailing CableCARD deployment and support thereof. The FCC further mandated that the National Cable Telecommunications Association (NCTA) and the Consumer Electronics Association (CEA) file reports commencing August 1, 2005 and every sixty days thereafter on the progress of agreement on two-way plug and play and a software-based conditional access agreement.

•	As it relates to the navigation device market, the FCC extended the date for the phase-out of integrated set-top boxes until July 1, 2007. This phase-out requires cable operators to separate the security and non-security functions in the devices they provide on a leased or sale basis. However, the FCC has also required the cable operators to report to the FCC, no later than December 1, 2005 regarding the feasibility of a downloadable security solution. In addition, the NCTA and CEA are required to file joint status reports and hold joint status meetings with the Commission on or before August 1, 2005 and every 60 days thereafter on progress in bi-directional talks and a software-based conditional access agreement. The FCC has determined that to the extent a downloadable security or similar software-oriented solution provides for common reliance on an identical security technology and conditional access interface, it would not require the physical separation of the security element. Thus, consumer electronics manufacturers may produce products that would enable consumers to receive video services via this downloadable security.

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In each of these current and future competitive scenarios, some of our competitors have significantly greater resources, financial and otherwise, than we do. We believe that our ability to compete in the industry has resulted from our marketing strategies, engineering skills, product features, product performance, ability to provide post-purchase services, ability to provide quality products at competitive prices, and broad coverage of the market by our sales personnel and the alternate channels of distribution we utilize.

Reliance on Employees. It may be difficult for us to recruit and retain the types of highly skilled employees that are necessary to remain competitive. Competition for key technical and engineering personnel in our industry is common. We believe that our future success depends in large part on our continued ability to hire, assimilate and retain qualified employees at all levels.

Compromise of Signal Security. Our MSO customers rely on our conditional access system to protect content they transport through our subscriber network and media networks systems. If the security of either system were compromised, we may be required to implement system countermeasures that may include distribution of equipment to prevent such compromise, which could have a material adverse effect on our results of operations.

Acquisitions. Our industry is highly competitive, and as such, our growth is dependent upon market growth and our ability to enhance our existing products and services. Accordingly, one of the ways we may address the need to enhance products and services is through acquisitions of other companies, but future acquisitions may involve numerous risks, including the following: difficulties in integration of the operations, technologies and products of the acquired companies; the risk of diverting management’s attention from normal daily operations of the business; and the potential loss of key employees of the acquired company. Failure to manage growth effectively and successfully integrate acquisitions made by us could materially harm our business and operating results.

Stock Volatility and Stock Repurchases. The stock market in general, and the market for technology companies in particular, has, from time to time, experienced extreme volatility. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including: changes in expectations of our future financial performance; changes in securities analysts’ estimates (or the failure to meet such estimates); announcements of technological innovations; customer relationship developments; conditions affecting our targeted markets in general; and quarterly fluctuations in our revenue and financial results. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted. Such litigation is expensive, and legal expenses and settlements may adversely affect our results of operations. We are involved in a number of class action proceedings. For a description of certain legal matters, see generally our “Legal Proceedings” disclosures in our annual report on Form 10-K for the fiscal year ended July 1, 2005 and subsequent quarterly reports.

Stock Related Matters. We also cannot predict the expense related to stock options with certainty. The expense is related to a number of factors, including the number and timing of option grants, our stock price, the volatility of our stock price, the estimated holding period of the stock options, and the retirement of employees who hold substantial numbers of unvested options without any requisite service period. In the future, stock option grants to retirement-eligible employees will be expensed on the date of grant. Historically, approximately fifty percent of the stock options granted are to retirement-eligible employees. As a result, we expect to record a significant stock compensation charge in the period, typically the third fiscal quarter, in which we award our annual stock option grant.

In addition, in February 2003, we announced a program to buy back up to 10,000,000 shares of our common stock. As of September 30, 2005, there were 7,604,700 shares available that may yet be purchased under the February 2003 stock repurchase plan. We expect to continue to repurchase our common stock under this plan from time to time in the open market or in private transactions. However, such repurchases are subject to market conditions and restrictions under the federal securities laws, including requirements under Rules 10b-5 and 10b-18 of the Securities Exchange Act of 1934.

Use of Estimates and Assumptions in Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates and judgments on historical experience and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The most significant estimates and assumptions relate to revenue recognition, stock option compensation expense, the adequacy of receivable, inventory and tax reserves, deferred tax allowances, asset impairments and accrued liabilities and other liabilities, principally relating to warranty provisions and the pension benefit liability. Changes in these estimates and assumptions could have a significant impact on our operating results. These risks are discussed in greater detail in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies.

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Uncertain Legal Environment. We believe that we operate in an uncertain legal environment and that our legal environment is becoming increasingly litigious. Such litigation is expensive, and legal expenses and settlements may adversely affect our results of operations. For a description of legal matters, see generally our “Legal Proceedings” disclosures in our annual report on Form 10-K for the fiscal year ended July 1, 2005 and subsequent quarterly reports.

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